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                 September 7, 2022

       Anthony Saldana
       Executive Vice President & General Counsel
       Digital Media Solutions, Inc.
       4800 140th Avenue N., Suite 101
       Clearwater, FL

                                                        Re: Digital Media
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on August 31,
2022
                                                            File No. 333-267172

       Dear Mr. Saldana:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services